Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business/Financial Editors:
           Corus Entertainment announces fourth quarter and year end results

           <<
                                  CORUS(TM) ENTERTAINMENT

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                                    Fourth Quarter 2006
                                  Report to Shareholders
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                        For the Twelve Months Ended August 31, 2006
                                        (Unaudited)

           CORUS ENTERTAINMENT INC.
           Fourth Quarter Report to Shareholders

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           HIGHLIGHTS
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           (These highlights are derived
            from the unaudited consolidated
            financial statements)           Three months ended     Nine months ended
           (thousands of Canadian dollars        August 31,            August 31,
            except per share data)            2006       2005       2006       2005

           Revenues                        184,979    175,279    726,270    683,069
           Segment profit
             Radio                          15,844     15,783     68,352     69,005
             Television                     34,141     30,756    164,240    140,782
             Content                         2,637      1,772      5,553      3,568
             Corporate                      (7,851)    (5,972)   (23,998)   (18,611)
             Eliminations                     (256)       232        (28)       567
                                           --------   --------   --------   --------
                                            44,515     42,571    214,119    195,311
                                           --------   --------   --------   --------
                                           --------   --------   --------   --------

           Net income                       46,642      9,662     35,471     71,114
           Earnings per share
             Basic                           $1.11      $0.23      $0.84      $1.66
             Diluted                          1.09       0.22       0.82       1.65

           Weighted average number of
            shares outstanding
            (in thousands)
             Basic                          41,961     42,793     42,461     42,761
             Diluted                        42,901     43,412     43,247     43,095

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           Significant Events in the Quarter
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           -   On June 1, 2006 the Company introduced its new direct-to-family broadband video storefront TreehouseDirect.
           -   On June 2, 2006 the Company announced that effective Wednesday,
               June 7, 2006, its ticker symbol on the Toronto Stock Exchange ("TSX")
               would be modified as part of a broader symbol change initiative previously announced by the TSX. The ticker symbol CJR.NV.B previously used on the TSX for the Company's Class B Non-Voting
               Shares was replaced by the ticker symbol CJR.B.
           -   On June 2, 2006 as part of Corus Entertainment's integrated multiplatform strategy, Treehouse announced that it will launch its new live-action preschool series This is Emily Yeung on mobile, online and on video-on-demand (VOD) prior to its broadcast premiere.
           -   On June 13, 2006 the Company announced that Jane and the Dragon, a
               Nelvana co-production, and Corus-supported series ReGenesis and
               Terminal City had won 2006 Banff World Television Festival Awards.
           -   On July 13, 2006 Corus and Astral Media announced that they had reached an agreement to purchase the remaining 20% of TELETOON network from Cookie Jar Entertainment. The deal, subject to Canadian
               Radio-television and Telecommunications Commission ("CRTC") review, will give both Corus and Astral a 50% ownership in the network. The purchase price for Cookie Jar's 20% stake is approximately
               $96.0 million.
           -   On July 25, 2006 Corus Custom Networks announced that it had reformatted its TV Listings enabling broadcasters to use broadcast-
               ready ads.
           -   On August 28, 2006 Corus' programming and original properties garnered 61 Gemini nominations. Highlights include 31 nominations for
               Movie Central programs and nominations for Nelvana's Jane and the
               Dragon and Miss Spider's Sunny Patch Friends.
           -   As at August 31, 2006 the Company had purchased an additional 257,900
               Class B Non-Voting Shares for cancellation under its Normal Course
               Issuer Bid at an average price of $36.40 per share. In total the
               Company has acquired 1,034,700 shares under this bid.
           -   The CRTC renewed the following Corus licenses: YTV Canada Inc. to
               August 31, 2013 (increasing the Canadian Program Expense condition from 35% of annual gross revenues to a new level of 40%); Corus specialty and pay services (The Documentary Channel, SCREAM,
               Discovery Kids, CMT, W Network, Encore Avenue, and Movie Central) on
               an administrative basis to August 31, 2009 on the same license conditions; and a variety of radio station licenses (renewed or set down for public hearing).

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           Significant Events Subsequent to the Quarter
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           -   On September 9, 2006 YTV launched its new Saturday morning programming block CRUNCH. The comedy-driven animated programming block took over the 7 a.m. to noon programming slot, with popular series including: Captain Flamingo, SpongeBob SquarePants, The Fairly
               OddParents and Danny Phantom, as well as the new and soon-to-be audience favourites Viva Pinata, The Far Out Adventures of Team
               Galaxy and Shuriken School.
           -   On September 9, 2006 Qubo, the new U.S. market multi-platform television network for kids launched. A partnership between Corus
               Entertainment, ION Media, NBC Universal, Scholastic and Classic
               Media/Big Idea, the venture launched with a block on NBC, Telemondo and iNetwork. Future Qubo multi-platform offerings will include a dedicated 24/7 digital television kids network that will launch across ION Media Networks' nationwide television station group and a branded website.
           -   On September 12, 2006 the Company announced a new organizational structure for its Television and Content divisions. The Television division now focuses on two strategic portfolios - a Kids portfolio and a Lifestyle, Drama and Movies portfolio. The changes included integrating Nelvana Studios into the Television division, closing the
               Movie Central operation in Edmonton, and creating Nelvana
               Enterprises, a separate business unit that will focus on leveraging
               Corus' intellectual property internationally.
           -   On September 28, 2006 the Company held its annual Investor Day. The
               Company confirmed that it will achieve its consolidated free cash flows target and its segment profit guidance for the fiscal year
               2006. The Company also provided fiscal 2007 financial guidance targets of free cash flow of between $85 to $100 million and a consolidated segment profit range of $230 to $240 million.
           -   On September 28, 2006 the Company announced plans to develop a network of massive multiplayer online games ("MMOGs") in partnership with Quebec-based Frima Studio Inc. Unparalleled in the marketplace, this immersive online game initiative for kids, code-named
               Constellation, is set to launch later this year on YTV.com.
           -   On October 2, 2006 the Company announced that it has reached an agreement to buy Winnipeg radio station CJZZ 99.1 Cool FM and
               Kitchener radio station CKBT 91.5 The Beat from CanWest MediaWorks.
               The transaction is subject to approval by the CRTC and the acquisition price for the two stations is approximately
               $15.0 million.
           -   Telelatino Network Inc. received CRTC approval for new category 2 specialty services to be known as Music Television Espanol, Spanish
               Sports TV 1, Spanish Entertainment TV, Spanish Sports TV 2, Spanish
               Entertainment TV, and Italian Entertainment TV.
           >>

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           Management's Discussion and Analysis
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           Management's Discussion and Analysis of the financial position and results of operations for the twelve month period ended August 31, 2006 is prepared at September 30, 2006. The following should be read in conjunction with Management's Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2005 Annual Report and the consolidated financial statements and notes of the current quarter. The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements. All amounts are stated in Canadian dollars unless specified otherwise.

           Cautionary statement regarding forward-looking statements

           To the extent any statements made in this report contain information that is not historical; these statements are forward-looking statements within the meaning of applicable securities laws. These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will",
"may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks;
our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to
Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arises after the date thereof or otherwise.

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           Overview of Consolidated Results
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           The fourth quarter was highlighted by strong revenue growth from
Television and another quarter of positive segment profit contribution from
Content. Radio results were flat compared to the prior year, reflecting disappointing results in the Quebec market. The year-to-date results are impacted by a pre-tax $132.0 million debt refinancing loss resulting from the purchase and cancellation of its Senior Subordinated Notes ("Notes") and the
termination of the associated cross-currency agreements. These transactions resulted in an after-tax loss of $1.95 per share in the second quarter and year to date.

           Financial Results

           Revenues

           Revenues for the fourth quarter were $185.0 million, an increase of 6%
over $175.3 million last year. Radio and Television experienced increases of
2% and 13% respectively. For the year, revenues of $726.3 million represented a 6% increase over $683.1 million last year. Radio and Television experienced increases of 6% and 11% respectively. Content decreased by 4% for the fourth quarter and 12% for the year. Please refer to the discussion of segmented results for additional analysis of revenues.

           Direct cost of sales, general and administrative expenses

           Direct cost of sales, general and administrative expenses for the fourth quarter were $140.5 million, up 6% from $132.7 million in the prior year. For the year, expenses were $512.2 million, up 5% from the prior year. Expense increases in Television were a result of higher revenues, while increases in
Radio were a result of the integration of the new stations in Quebec. Expenses at Content decreased as a result of lower revenues, while Corporate expenses increased as a result of stock-based compensation and costs incurred in the process of improving internal controls. Please refer to the discussion of segmented results for additional analysis of expenses.

           Depreciation

           Depreciation expense for the fourth quarter was $5.6 million, a decrease of $0.3 million from last year, while for the twelve-month period depreciation of $21.3 million represented a $2.4 million decrease from the prior year. This decrease reflects a lower capital cost base, particularly in the Television division, and continues a trend reflecting lower capital expenditures in that division in recent years.

           Amortization

           Amortization expense for the fourth quarter was $0.6 million, down from
$1.1 million last year, while for the year amortization of $2.9 million represented a decrease of $1.7 million from last year. The decrease is a result of certain deferred start-up and reformatting costs becoming fully amortized, as well as the write-off in the second quarter of deferred financing costs associated with the Notes. The write-off of these costs has been recorded as a component of the debt restructuring loss. The remaining deferred start-up costs of $0.4 million will be fully amortized over the next several quarters, while $5.3 million in deferred financing charges relating to the new bank facility is being amortized over the remaining life of the facility.

           Interest on long-term debt

           Interest expense for the fourth quarter was $8.5 million, down from
$14.3 million last year, while for the year interest expense was $43.1 million, representing a decrease of $12.5 million from $55.6 million last year. The Company refinanced its debt at the end of January 2006, with the result that the Notes, which paid interest at an effective rate of 9.33%, were replaced with bank debt paying interest on a floating rate plus a margin.
Interest rate swap agreements fix the interest rate at 4.13% plus a margin on
$400.0 million of the bank debt for the full term of the facility. The effective interest rate for the fourth quarter was 5.3% on bank debt, compared to 9.4%, primarily on the Notes, in the prior year.

           Debt restructuring loss

           In the second quarter of fiscal 2006, the Company purchased and cancelled
U.S. $373.6 million of its Notes. Concurrently, the cross-currency agreements which fixed the exchange rate on the principal and interest on the Notes were effectively terminated. In order to fund the purchase of the Notes, the
Company amended its credit facility with a syndicate of banks. These transactions resulted in the Company recording a pre-tax debt restructuring loss of $132.0 million in the second quarter. The components of this loss include mark-to-market payments on the cross-currency agreement terminations, consent and tender premiums, the non-cash write-off of deferred financing charges related to the Notes, and other fees. The after-tax impact of these transactions on the fiscal year was approximately $1.95 per share.

           Other expense (income), net

           Other expense for the fourth quarter was $8.3 million, compared to
$5.3 million in the prior year, while for the year other expense of $11.7 million represented a decrease of $17.2 from income of $5.5 million in the prior year. The current year includes restructuring charges of $4.2 million incurred in the Radio segment in the third quarter and $6.7 million incurred in the Content segment in the fourth quarter. The prior year included foreign exchange and derivative gains of $3.3 million and $4.4 million, respectively.
The financial instruments which gave rise to these gains were terminated in fiscal 2005 so there is no corresponding impact in fiscal 2006. In addition, the prior year includes a realized contingent consideration gain of
$4.1 million, a broadcast license impairment of $4.1 million and the retroactive portion of a performing rights tariff increase in the amount of
$3.8 million.

           Income taxes

           Income tax recovery for the fourth quarter was $25.9 million on income before taxes of $21.6 million, and for the year was $36.0 million on income before taxes of $3.2 million. Income tax expense in the fourth quarter was reduced by approximately $37.0 million in long-term future tax rate changes and other items as described in note 8 to the unaudited consolidated financial statements. Excluding these items, the effective tax rate for the fourth quarter was 51.4%, compared with the Company's 35.2% statutory rate. This difference is due to the impact of the fourth quarter long-term future tax rate change on the tax asset recorded in the second quarter in connection with the debt refinancing loss.

           Net income

           Net income for the fourth quarter was $46.6 million, compared to
$9.7 million last year, while for the year net income of $35.5 million represented a decrease of $35.6 million from the prior year. Earnings per share for the fourth quarter were $1.11 basic and $1.09 diluted, compared with earnings per share of $0.23 basic and $0.22 diluted last year. For the year, earnings per share were $0.84 per share basic and $0.82 diluted, compared to basic and diluted earnings per share of $1.66 and $1.65 respectively. The after-tax impact of the debt refinancing transaction in the second quarter of fiscal 2006 was a loss of approximately $1.95 per share.

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           Radio
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           The Radio division comprises 51 radio stations situated primarily in nine of the ten largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada's leading radio operator in terms of revenues and audience reach.

           <<
                                    Financial Highlights

                                            Three months ended   Twelve months ended
                                                 August 31,            August 31,
           (thousands of Canadian dollars)    2006       2005       2006       2005
           -------------------------------------------------------------------------
           Revenues                         66,287     65,270    268,367    252,685
           Direct cost of sales, general
            and administrative expenses     50,443     49,487    200,015    183,680
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           Segment profit                   15,844     15,783     68,352     69,005
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           >>

           The quarter and year-to-date results of fiscal 2006 reflect the impact of acquisitions and disposals that occurred in both fiscals 2006 and 2005. A reconciliation of Radio same station results is provided on page 15.

           Revenues for the fourth quarter were $66.3 million, up 2% from the corresponding period last year. For the year, revenues of $268.4 million were up 6% from a year ago. On a same station basis revenues were up 4% and 6% over the prior year for the quarter and year, respectively. Revenue growth for the quarter was experienced in Western Canada and Ontario, with Vancouver and
Calgary contributing above market average growth in the quarter, as indicated
by the Trans-Canada Radio Advertising by Market ("TRAM") Report for the three months ended August 31, 2006. Local airtime sales for the fourth quarter decreased over the prior year by 4%, while national airtime sales increased by
11% in the quarter. For the full year, both local and national airtime sales increased by 5%, while interactive and other revenues also increased. On a same station basis, local airtime sales increased by 4% while national airtime sales increased by 5% in the quarter. Although fiscal 2006 was a challenging year in major markets like Toronto and Montreal, where Corus' growth did not keep pace with the market average growth, Corus Radio believes that its assets continue to be competitively positioned to take advantage of the strong ad market.

           Direct cost of sales, general and administrative expenses for the fourth quarter were $50.4 million, up 2% from the corresponding period last year. For the year, expenses of $200.0 million were up 9% over the prior year. On a same station basis expenses were up 4% and 5% over the prior year for the three-
and twelve-month periods respectively. This same station expense growth is attributed to increased investments in new media and programming content, principally related to professional hockey which was unavailable last year and contributed approximately $2.6 million in costs to the current year. During the year Corus Radio incurred $4.2 million in expenses related to restructuring costs primarily in Western Canada. These costs are reflected in
Other expense (income), net. Expenses related to the integration of the recently acquired Quebec stations are higher than managements' expectations and this combined with lower than anticipated revenue growth has had a negative impact on results for the quarter and year to date.
           Segment profit for the fourth quarter was $15.8 million, unchanged from last year, while for the year segment profit of $68.4 million represented a 1%
decrease from the prior year. On a same station basis, segment profit increased by 4% and 7% over the prior year for the three- and twelve-month periods respectively.

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           Television
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           The Television division comprises the following: specialty television networks YTV, W Network, Treehouse TV, Corus' 80% interest in Country Music
Television Limited ("CMT"), a 50.5% interest in Telelatino, a 40% interest in
TELETOON and a 20% interest in Food Network; Corus' premium television services Movie Central and Encore Avenue; interests in three digital television channels: SCREAM, Discovery Kids Canada and The Documentary
Channel; Corus Custom Networks, a cable advertising service; three local television stations; and Max Trax, a residential digital music service.

           <<
                                    Financial Highlights

                                            Three months ended   Twelve months ended
                                                 August 31,            August 31,
           (thousands of Canadian dollars)    2006       2005       2006       2005
           -------------------------------------------------------------------------
           Revenues                         94,650     83,449    393,349    354,201
           Direct cost of sales, general
            and administrative expenses     60,509     52,693    229,109    213,419
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           Segment profit                   34,141     30,756    164,240    140,782
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           >>

           Revenues for the fourth quarter were $94.7 million, up 13% from the corresponding period last year. Revenues of $393.3 million for the year represented an 11% growth over the prior year. Revenue growth was driven by advertising growth of 18% and 13% for the quarter and year, respectively, and subscriber growth of 12% and 10% for the quarter and year, respectively.
Subscriber revenues for the quarter and year include retroactive fee adjustments of $2.3 million and $4.7 million, respectively. Excluding these items, subscriber revenue growth for both the quarter and year was 7%. The strong advertising results were driven by double-digit growth in YTV, CMT, W,
TELETOON and Telelatino. In total, specialty advertising revenues grew 20%
over the prior year's quarter. Specialty advertising growth for the year was
14%, while total revenues from local and other television properties grew by
5% over the prior year. Subscriber revenue growth was driven by Movie Central, which finished the year with 822,000 subscribers, up 10% from 748,000 at
August 31, 2005. The Company attributes this increase to successful marketing campaigns surrounding high-profile HBO programming, including Rome and the sixth season of The Sopranos, which launched in March 2006. As expected, the rate of subscriber growth slowed in the fourth quarter as churn rates in the summer months are traditionally higher.

           Direct cost of sales, general and administrative expenses were
$60.5 million for the fourth quarter, up 15% from the prior year, and
$229.1 million for the year, up 7% from the prior year. The increase was primarily due to higher programming costs, as amortization of program rights increased by 10% over the prior year. These costs fluctuate in proportion to changes in subscriber levels, as a result of program supply agreements, and
Canadian content requirements based on the prior year's revenues, as a result of conditions of license. These increased costs were offset by effective cost containment in other general and administrative overhead, which increased by
2% over the prior year, due to higher marketing costs as well as bad debt expense incurred in the first quarter of this year.

           Segment profit for the fourth quarter was $34.1 million, up 11% from the prior year, while segment profit of $164.2 million for the year represented a
17% increase over the prior year.

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           Content
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           The Content division participates in the production and distribution of television programs and the sale and licensing of related products and rights.

           <<
                                    Financial Highlights

                                            Three months ended   Twelve months ended
                                                 August 31,            August 31,
           (thousands of Canadian dollars)    2006       2005       2006       2005
           -------------------------------------------------------------------------
           Revenues                         26,769     27,950     72,125     82,318
           Direct cost of sales, general
            and administrative expenses     24,132     26,178     66,572     78,750
           -------------------------------------------------------------------------
           Segment profit                    2,637      1,772      5,553      3,568
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           >>

           Revenues for the fourth quarter were $26.8 million, a decrease of 4% from the prior year. For the year, revenues of $72.1 million represented a 12%
decrease from the prior year. During the fourth quarter and full year, Content delivered 47 and 107 completed episodes respectively, compared to 12 and 111 episodes in the prior year periods. The decrease in revenues from the prior year was due to the decline in Beyblade revenues towards the end of fiscal
2005. The Beyblade decline is not likely to reverse and merchandising revenues will not return to the levels of the past few fiscal years until new brands come on line. Included in Content's revenues for the quarter and year are intercompany revenues of $2.7 million and $7.1 million, respectively. These revenues are eliminated upon consolidation.

           Direct cost of sales, general and administrative expenses for the fourth quarter were $24.1 million, down 8% from the prior year. For the year, expenses of $66.6 million represent a decrease of 15% from the prior year. The decrease reflects ongoing diligence in expense control, as well as lower film amortization and third-party participation costs that fluctuate in proportion to revenues. During the fourth quarter Content incurred $6.7 million in expenses related to the restructuring of the Toronto studio and the closure of foreign offices. These costs are reflected in Other expense (income), net.

           Segment profit for the fourth quarter was $2.6 million, compared to
$1.8 million last year. For the year segment profit was $5.6 million compared to $3.6 million in the prior year. The Content division continues to perform in line with the Company's current expectations of modest segment profit and neutral to positive free cash flow.

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           Corporate
           -------------------------------------------------------------------------

           The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

           <<
                                    Financial Highlights

                                            Three months ended   Twelve months ended
                                                 August 31,            August 31,
           (thousands of Canadian dollars)    2006       2005       2006       2005
           -------------------------------------------------------------------------
           Stock-based compensation          5,045      2,178     11,596      6,766
           Other general and
            administrative costs             2,806      3,794     12,402     11,845
           -------------------------------------------------------------------------
           General and administrative
            expenses                         7,851      5,972     23,998     18,611
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           >>

           General and administrative expenses increased to $7.9 million in the fourth quarter from $6.0 million in the same period last year, and for the year increased to $24.0 million from $18.6 million last year.

           Stock-based compensation includes the expenses related to the Company's
Performance Share Units and the issuance of stock options. The increase in the quarter and full year expenses reflect the impact of Corus' higher average share price in fiscal 2006 compared to the same periods last year.

           In the fourth quarter, the Company recorded the impact of a refund related to employee benefits. The increase in other general and administrative costs of $0.6 million for the year relate primarily to increased costs of information technology and costs associated with implementing the requirements of the Sarbanes-Oxley Act and new Canadian securities standards.

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           Quarterly Consolidated Financial Information
           -------------------------------------------------------------------------

           The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended August 31, 2006. In management's opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company's
Annual Report for the year ended August 31, 2005.

           <<
           (thousands of
            Canadian dollars                            Net         Earnings (loss)
            except per share               Segment     income          per share
            amounts            Revenues     profit     (loss)      Basic    Diluted

           2006
           4th Qtr              184,979     44,515     46,642      $1.11      $1.09
           3rd Qtr              181,562     57,702     23,154       0.55       0.54
           2nd Qtr              164,388     42,151    (65,732)     (1.54)     (1.54)
           1st Qtr              195,341     69,751     31,407       0.73       0.72
           2005
           4th Qtr              175,279     42,571      9,662      $0.23      $0.22
           3rd Qtr              171,890     52,351     19,430       0.45       0.45
           2nd Qtr              155,300     38,024     12,945       0.30       0.30
           1st Qtr              180,600     62,365     29,077       0.68       0.68
           >>

           Seasonal Fluctuations

           As discussed in Management's Discussion and Analysis for the year ended
August 31, 2005, Corus' operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. In particular, as the Company's broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

           Significant items causing variations in quarterly results

           <<
           -   Net income for the fourth quarter of fiscal 2006 was positively impacted by approximately $37.0 million in income tax rate changes and other income tax items.
           -   The second quarter of fiscal 2006 was impacted by the purchase and cancellation of the Company's Notes, as well as the termination of the cross-currency agreements associated with the Notes. The after-
               tax impact of these transactions was approximately $82.6 million or
               $1.95 per share.
           >>

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           Risks and Uncertainties
           -------------------------------------------------------------------------

           In fiscal 2006 a number of regulatory proceedings and decisions occurred which may have an impact on Corus. These include the granting of a pay television license by the Canadian Radio-television and Telecommunications
Commission ("CRTC") to an entity allowing it to compete with our premium television services and the start-up of satellite radio. The CRTC is also conducting radio and television policy reviews that may impact Corus'
regulated entities.

           Except as noted above, there have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2005.

           -------------------------------------------------------------------------
           Financial Position
           -------------------------------------------------------------------------

           Total assets at August 31, 2006 were $1.84 billion, compared to
$1.93 billion at August 31, 2005. The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2005.

           Current assets decreased by $91.4 million. Cash and cash equivalents decreased by $94.5 million. This decrease is the result of financing activities related to the purchase of the Notes and the termination of the associated cross-currency agreements as well as the purchase of the Company's shares through the Normal Course Issuer Bid. Accounts receivable decreased by
$12.4 million. This decrease is primarily in the Content division, from receipts related to significant revenues recorded at the end of fiscal 2005.

           Non-current assets increased by $5.3 million. Investments and other assets decreased by $7.2 million, as the Company divested itself of an interest in a privately owned Canadian media company. Property, plant and equipment increased by $2.4 million as capital expenditures of $23.6 million were offset by depreciation of $21.3 million. The property, plant and equipment balance had declined through the first three quarters of fiscal
2006, as the significant investments from fiscals 2001 and 2002 were depreciated, however capital expenditures in the fourth quarter were higher than in the first three quarters as the Company invests in consolidating its
Montreal Radio facilities. Program and film rights (current and non-current)
increased by $35.7 million, as accruals for acquired rights of $159.3 million were offset by amortization of $124.3 million. Program rights increased due to the renewal of multi-year output arrangements, summer license term start dates for some of the key fall launch programming, and increases in condition of license requirements due to revenue growth. Film investments increased by
$2.4 million as net film spending of $44.4 million was offset by film amortization and accruals for tax credits. This increase is primarily in projects in development and process for series that will be delivered in future periods. Deferred charges decreased by $9.9 million due to amortization and the write-off of deferred financing charges as a result of the refinancing transactions in the second quarter. This was offset by the addition of new deferred financing charges related to the new bank facility. Broadcast licenses decreased by $3.8 million and goodwill decreased by $4.1 million as a result of the sale of two radio stations in the first quarter.

           Current liabilities increased by $5.7 million. Accounts payable and accrued liabilities increased by $4.1 million and income taxes payable increased by $1.5 million. Accounts payable and accrued liabilities related to working capital decreased by $25.8 million, due to the change in timing of the payment of interest on long-term debt, while non-working capital accruals for program rights and film investments increased by $20.9 million, as the Company grows its program rights assets. In addition, the Company accrued $9.0 million for dividends to be paid in the first quarter of fiscal 2007.

           Non-current liabilities decreased by $79.1 million. Long-term debt increased by $151.2 million, resulting from the refinancing transaction in the second quarter. The Company paid $436.0 million to purchase its Notes, and has drawn down $595.8 million on its new bank facility. This bank facility combined with an existing cash balance was used to finance the purchase of the
Notes and terminate the associated cross-currency agreements. Deferred credits decreased by $167.1 million as a result of the termination of the cross-currency agreements associated with the Notes and the payment of public benefit liabilities. Net future tax liability (including current future tax asset) decreased by $75.3 million primarily as a result of the tax impact of the refinancing transaction in the second quarter and changes in long-term rates and other items in the fourth quarter.

           Share capital decreased by $15.3 million as a result of the repurchase and cancellation of shares with a book value of $21.7 million under the
Company's recently implemented issuer bid. This was offset by the receipt of
$6.0 million on the exercise of employee stock options, in response to a recent increase in the Company's share price. Contributed surplus increased by
$3.3 million as a result of expensing stock-based compensation for the year.
Cumulative translation adjustment increased by $1.5 million due to the effect of the strengthening Canadian dollar on the translation of the net assets of self-sustaining foreign operations.

           -------------------------------------------------------------------------
           Liquidity and Capital Resources
           -------------------------------------------------------------------------

           Cash flows

           Overall, the Company's cash and cash equivalents position has decreased by $94.5 million in fiscal 2006, compared to an increase of $42.9 million in the prior year. This is due to the refinancing of the Company's debt in the second quarter and the repurchase of shares through a Normal Course Issuer
Bid. Free cash flow for the year was $93.8 million compared to $80.8 million in the prior year.

           Cash provided by operating activities in fiscal 2006 is $111.0 million, compared to $102.4 million last year. This increase is primarily due to cash provided by an $18.8 million increase in segment profit; an increase of
$19.1 million in non-cash add-backs for stock-based compensation and amortization of program and film rights; and an $8.8 million decrease in net additions to film assets; offset by an increased investment in non-cash working capital of $12.8 million and higher payments for program rights of
$12.4 million.

           Cash used in investing activities in fiscal 2006 is $17.2 million, compared to $21.6 million last year. The current year includes $10.6 million in proceeds from the sale of certain radio and other assets, and $5.4 million from the disposal of investments, while capital expenditures are ahead of the prior year. The increased capital expenditures relate to the consolidation of the Montreal radio facilities.

           Cash used in financing activities in fiscal 2006 is $188.2 million compared to $37.9 million last year. In the second quarter of fiscal 2006, the
Company purchased and cancelled its Notes, terminated the cross-currency agreement associated with the Notes, and amended its credit facility. The
Company financed this transaction through a drawdown of the amended credit facility. Through the third and fourth quarters of fiscal 2006, the Company continued to purchase outstanding Notes, and repaid a portion of its revolving credit facility. In the fourth quarter, the Company continued purchasing its own shares under an issuer bid that began in the second quarter of fiscal
2006. To the end of the fourth quarter, 1,034,700 shares had been purchased for cash consideration of $36.8 million.

           Liquidity

           As at August 31, 2006, the Company has available $200.0 million under a revolving term credit facility that matures on January 24, 2011. Interest rates on the Company's facilities fluctuate with Canadian bankers' acceptances and LIBOR.

           As at August 31, 2006, the Company had a cash balance of $43.6 million and a working capital balance of $88.3 million. Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next
12 months.

           Net debt and adjusted net debt

           At August 31, 2006, net debt was $552.7 million, up from $307.1 million at August 31, 2005. Adjusted net debt at August 31, 2006 was $552.7 million, up from $465.9 million at August 31, 2005. This increase in net debt is a result of the cash flows incurred to buy back the Notes and terminate the associated cross-currency agreements. Adjusted net debt to segment profit at
August 31, 2006 was 2.6 times, up from 2.4 times at August 31, 2005. This ratio remains below management's stated guidance range of 3.0 to 3.5 times.

           Off-balance sheet arrangements and derivative financial instruments

           During the second quarter of fiscal 2006 the Company entered into
Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans. The estimated fair value of these agreements at
August 31, 2006 is $1.3 million. No asset has been included in the consolidated balance sheet.

           As at August 31, 2005, the consolidated balance sheet included a liability of $158.8 million related to a cross-currency agreement. Corus terminated this agreement in the second quarter of fiscal 2006 as part of the refinancing of its debt. The fair value of the liability at the date of its termination was included in the debt refinancing loss recorded in the second quarter of fiscal 2006.

           -------------------------------------------------------------------------
           Outstanding Share Data
           -------------------------------------------------------------------------

           As at September 30, 2006, 1,723,929 Class A Voting Shares and 40,339,436
Class B Non-Voting Shares were issued and outstanding.

           -------------------------------------------------------------------------
           Key Performance Indicators
           -------------------------------------------------------------------------

           The Company measures the success of its strategies using a number of key performance indicators. With the exception of radio same station segment results, these have been outlined in the Management's Discussion and Analysis contained in the Annual Report for the year ended August 31, 2005, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

           The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

           <<
           Free cash flow

                                            Three months ended   Twelve months ended
                                                 August 31,            August 31,
           (thousands of Canadian dollars)    2006       2005       2006       2005
           -------------------------------------------------------------------------
           Cash provided by (used in):
           Operating activities             44,903     41,346    111,018    102,416
           Investing activities            (15,081)   (11,476)   (17,249)   (21,623)
           -------------------------------------------------------------------------
           Free cash flow                   29,822     29,870     93,769     80,793
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Net debt and adjusted net debt

                                                                  As at       As at
                                                              August 31,  August 31,
           (thousands of Canadian dollars)                         2006        2005
           -------------------------------------------------------------------------
           Long-term debt                                       596,362     445,162
           Cash and cash equivalents                            (43,636)   (138,086)
           -------------------------------------------------------------------------
           Net debt                                             552,726     307,076
           Unrealized cumulative foreign exchange gains               -     158,838
           -------------------------------------------------------------------------
           Adjusted net debt                                    552,726     465,914
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Adjusted net debt to segment profit

                                                                  As at       As at
                                                              August 31,  August 31,
           (thousands of Canadian dollars except ratios)           2006        2005
           -------------------------------------------------------------------------
           Adjusted net debt (numerator)                        552,726     465,914
           Segment profit(1) (denominator)                      214,119     195,311
           -------------------------------------------------------------------------
           Adjusted net debt to segment profit                      2.6         2.4
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the "Quarterly Consolidated Financial
               Information" section of Management's Discussion and Analysis.

           Radio same station segment results

           Radio same station segment results represent the revenues and segment profit for the 43 radio stations whose results are included in the first three quarters of fiscals 2006 and 2005 and the 51 radio stations whose results are included in the fourth quarter of fiscals 2006 and 2005. With the acquisition and sale of certain stations over the past several quarters, the radio same station segment results metric has been included in this Managements'
Discussion and Analysis to enhance the Company's disclosure.

                                            Three months ended   Twelve months ended
                                                 August 31,            August 31,
           (thousands of Canadian dollars)    2006       2005       2006       2005
           -------------------------------------------------------------------------

           Total Radio revenues             66,287     65,270    268,367    252,685
           Adjustment for stations not
            in both fiscal periods               -     (1,374)   (12,664)   (10,397)
           -------------------------------------------------------------------------
           Radio same station revenues      66,287     63,896    255,703    242,288
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Total Radio direct cost of
            sales, general and
            administrative expenses         50,443     49,487    200,015    183,680
           Adjustment for stations
            not in both fiscal periods           -       (883)   (15,182)    (7,516)
           -------------------------------------------------------------------------
           Radio same station direct cost
            of sales, general and
            administrative expenses         50,443     48,604    184,833    176,164
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Total Radio segment profit       15,844     15,783     68,352     69,005
           Adjustment for stations not
            in both fiscal periods               -       (491)     2,518     (2,881)
           -------------------------------------------------------------------------
           Radio same station segment
            profit                          15,844     15,292     70,870     66,124
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Consolidated Financial Statements
           -------------------------------------------------------------------------

                                  CORUS ENTERTAINMENT INC.
                                CONSOLIDATED BALANCE SHEETS

                                                                  As at       As at
           (unaudited)                                        August 31,  August 31,
           (thousands of Canadian dollars)                         2006        2005
           -------------------------------------------------------------------------
           ASSETS
           Current
           Cash and cash equivalents                             43,636     138,086
           Accounts receivable                                  142,934     155,343
           Prepaid expenses and other                             7,332      10,948
           Program and film rights                              104,723      93,725
           Future tax asset                                      14,535       6,498
           -------------------------------------------------------------------------
           Total current assets                                 313,160     404,600
           -------------------------------------------------------------------------

           Tax credits receivable                                13,226      12,292
           Investments and other assets                          29,642      36,886
           Property, plant and equipment, net                    78,417      76,041
           Program and film rights                               79,380      54,715
           Film investments (note 2)                             60,779      58,417
           Deferred charges                                       5,655      15,560
           Broadcast licenses (note 3)                          505,212     509,052
           Goodwill (note 3)                                    756,738     760,801
           -------------------------------------------------------------------------
                                                              1,842,209   1,928,364
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           LIABILITIES AND SHAREHOLDERS' EQUITY
           Current
           Accounts payable and accrued liabilities (note 4)    176,384     172,236
           Income taxes payable                                   4,583       3,049
           -------------------------------------------------------------------------
           Total current liabilities                            180,967     175,285
           -------------------------------------------------------------------------

           Long-term debt (note 5)                              596,362     445,162
           Deferred credits (note 6)                             28,691     195,789
           Future tax liability                                  80,447     147,744
           Other long-term liabilities                           26,865      22,895
           Non-controlling interest                              11,379      11,227
           -------------------------------------------------------------------------
           Total liabilities                                    924,711     998,102
           -------------------------------------------------------------------------

           SHAREHOLDERS' EQUITY
           Share capital (note 7)                               870,563     885,911
           Contributed surplus                                    6,878       3,558
           Retained earnings                                     51,585      50,802
           Cumulative translation adjustment (note 13)          (11,528)    (10,009)
           -------------------------------------------------------------------------
           Total shareholders' equity                           917,498     930,262
           -------------------------------------------------------------------------
                                                              1,842,209   1,928,364
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           See accompanying notes

           On behalf of the Board,

           John M. Cassaday                          Heather A. Shaw
           President and Chief Executive Officer     Executive Chair
           October 26, 2006

                                  CORUS ENTERTAINMENT INC.
              CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS

           (unaudited)
           (in thousands of                 Three months ended   Twelve months ended
            Canadian dollars                     August 31,            August 31,
            except per share amounts)         2006       2005       2006       2005
           -------------------------------------------------------------------------
           Revenues                        184,979    175,279    726,270    683,069
           Direct cost of sales, general
            and administrative expenses    140,464    132,708    512,151    487,758
           Depreciation                      5,569      5,882     21,302     23,710
           Amortization                        566      1,129      2,872      4,577
           Interest on long-term debt        8,524     14,285     43,105     55,561
           Debt refinancing loss (note 5)        -          -    131,951          -
           Other expense (income), net
            (note 4)                         8,274      5,295     11,667     (5,494)
           -------------------------------------------------------------------------
           Income before income taxes and
            non-controlling interest        21,582     15,980      3,222    116,957
           Income tax expense (recovery)
            (note 8)                       (25,933)     5,749    (36,005)    42,810
           Non-controlling interest            873        569      3,756      3,033
           -------------------------------------------------------------------------
           Net income for the period        46,642      9,662     35,471     71,114

           Retained earnings (deficit),
            beginning of period             17,945     43,270     50,802    (17,122)
           Dividends                        (9,020)    (2,130)   (19,586)    (3,190)
           Share repurchase excess
            (note 7)                        (3,982)         -    (15,102)         -
           -------------------------------------------------------------------------
           Retained earnings, end of
            period                          51,585     50,802     51,585     50,802
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Earnings per share (note 11)
             Basic                           $1.11      $0.23      $0.84      $1.66
             Diluted                          1.09       0.22       0.82       1.65
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Weighted average number of
            shares outstanding
            (in thousands)
             Basic                          41,961     42,793     42,461     42,761
             Diluted                        42,901     43,412     43,247     43,095
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           See accompanying notes

                                  CORUS ENTERTAINMENT INC.
                           CONSOLIDATED STATEMENTS OF CASH FLOWS

           (unaudited)                      Three months ended   Twelve months ended
           (in thousands of                      August 31,            August 31,
            Canadian dollars)                 2006       2005       2006       2005
           -------------------------------------------------------------------------
           OPERATING ACTIVITIES
           Net income for the period        46,642      9,662     35,471     71,114
           Add (deduct) non-cash items:
             Depreciation                    5,569      5,882     21,302     23,710
             Amortization of program
              and film rights               32,304     26,776    124,327    110,630
             Amortization of
              film investments              17,436     19,165     39,450     43,693
             Other amortization                566      1,129      2,872      4,577
             Future income taxes           (33,360)    (1,787)   (74,232)     8,601
             Non-controlling interest          873        569      3,756      3,033
             Foreign exchange losses
              (gains)                            1          -       (355)    (2,747)
             Stock-based compensation        5,586      2,178     12,137      6,766
             Unrealized derivative gains         -          -          -     (3,278)
             Broadcast license impairment        -      4,108          -      4,108
             Debt refinancing loss               -          -    131,951          -
             Other                             476      2,014      3,433      1,769
           Net change in non-cash working
            capital balances related to
            operations                      10,086     18,498     (9,898)     2,235
           Payment of program and
            film rights                    (31,616)   (36,580)  (134,751)  (122,368)
           Net additions to
            film investments                (9,660)   (10,268)   (44,445)   (49,427)
           -------------------------------------------------------------------------
           Cash provided by operating
            activities                      44,903     41,346    111,018    102,416
           -------------------------------------------------------------------------

           INVESTING ACTIVITIES
           Additions to property,
            plant and equipment             (8,950)    (8,441)   (23,598)   (19,217)
           Decrease (increase) in
            investments, net                (2,702)     1,571      5,374        665
           Decrease in public benefits
            associated with acquisitions    (3,429)    (4,606)    (9,594)    (9,893)
           Proceeds from sale of assets          -          -     10,569      6,822
           -------------------------------------------------------------------------
           Cash used in investing
            activities                     (15,081)   (11,476)   (17,249)   (21,623)
           -------------------------------------------------------------------------

           FINANCING ACTIVITIES
           Increase (decrease) in
            bank loans                     (30,093)         -    592,687    (34,017)
           Notes repurchase and swap
            termination                        (88)         -   (727,829)         -
           Additions to deferred
            financing charges                    -          -     (6,000)      (832)
           Decrease in other long-term
            liabilities                       (165)      (191)      (648)      (820)
           Issuance of shares under
            stock option plan                1,945        915      5,981      1,650
           Shares repurchased               (9,387)         -    (36,789)         -
           Dividends paid                   (4,195)    (2,130)   (10,547)    (3,190)
           Dividends paid to
            non-controlling interest             -          -     (5,304)      (937)
           Other                                 -          -        230        208
           -------------------------------------------------------------------------
           Cash used in financing
            activities                     (41,983)    (1,406)  (188,219)   (37,938)
           -------------------------------------------------------------------------

           Net increase (decrease) in
            cash and cash equivalents
            during period                  (12,161)    28,464    (94,450)    42,855
           Cash and cash equivalents,
            beginning of period             55,797    109,622    138,086     95,231
           -------------------------------------------------------------------------
           Cash and cash equivalents,
            end of period                   43,636    138,086     43,636    138,086
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           See accompanying notes

                                  Corus Entertainment Inc.
                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                        (unaudited)
                                      August 31, 2006
                (in thousands of Canadian dollars except share information)

           1.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

               The interim consolidated financial statements include the accounts of
               Corus Entertainment Inc. and its subsidiaries ("Corus" or the
               "Company"). The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company's last fiscal year and are not fully inclusive of all matters normally disclosed in the Company's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended August 31, 2005.

               These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2005 annual consolidated financial statements.

               Corus' operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.
               Accordingly, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. Each of the broadcasting businesses (Radio and Television) and the Content business has unique seasonal aspects.

               For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

               For the Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as the timing of merchandising royalties received, none of which can be predicted with certainty.
               Consequently, Content's operating results may fluctuate significantly from quarter to quarter. As well, cash flows may fluctuate and are not necessarily closely related to revenue recognition.

           2.  FILM INVESTMENTS

                                                                  As at       As at
                                                              August 31,  August 31,
                                                                   2006        2005
               ---------------------------------------------------------------------
               Projects in development and in process,
                net of advances                                  17,397      15,876
               Completed projects and distribution rights        28,721      28,796
               Investments in third-party-produced
                film projects                                    14,661      13,745
               ---------------------------------------------------------------------
                                                                 60,779      58,417
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

           3.  BROADCAST LICENSES AND GOODWILL

               During the first quarter of fiscal 2006, the Company completed the sale of two radio stations for an aggregate purchase price of $9,115.
               There were reductions of $3,840 and $4,063 in broadcast licenses and goodwill, respectively, and an immaterial loss was recorded on these dispositions.

           4.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

               In fiscal 2006 the Company recorded restructuring expenses of $4,165 in the Radio segment and $6,728 in the Content segment related primarily to severance and other restructuring activities. These costs are included in Other expense (income), net. As at August 31,
               2006, $4,861 of this provision remains unpaid. The Company anticipates that this provision will be substantially paid in fiscal
               2007.

           5.  LONG-TERM DEBT
                                                                  As at       As at
                                                              August 31,  August 31,
                                                                   2006        2005
               ---------------------------------------------------------------------
               Senior Subordinated Notes                            601     445,162
               Bank loans                                       595,761           -
               ---------------------------------------------------------------------
                                                                596,362     445,162
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               On March 7, 2002, Corus issued U.S.$375,000 aggregate principal amount of 8.75% Senior Subordinated Notes (the "Notes") due in 2012
               at a price of 99.186% of their aggregate principal amount. The
               Company entered into cross-currency agreements to fix the liability for interest and principal payments on the Notes. The agreements resulted in an effective interest rate of 9.33% on the Canadian dollar equivalent of the U.S. debt. The exchange rate applicable to the principal portion of the debt was fixed at Cdn.$1.6107, translating to approximately Cdn.$604,000.

               On December 15, 2005, the Company commenced a cash tender offer and consent solicitation for its Notes. On January 23, 2006, the Company completed its tender offer for the Notes, and as a result
               U.S.$373,646 of the Notes were acquired by the Company and cancelled, leaving U.S.$1,354 outstanding. Concurrently, the cross-currency agreements were effectively terminated. As at August 31, 2006,
               U.S.$544 of the Notes remains outstanding.

               In order to fund the purchase of the Notes, the Company's credit facility with a syndicate of banks was amended and its operating loan facility was terminated. The amendment resulted in an extension of the maturity of the credit facility to January 24, 2011. The amount committed is $800,000, of which $300,000 is available on a revolving basis (the "Revolving Facility") and $500,000 on a non-revolving basis (the "Term Facility"), and is repayable at maturity. Funds are available to the Company in both Canadian and U.S. dollars and charge interest on a fluctuating basis plus a margin. Other terms of the amended credit facility are substantially similar to the prior credit facility. As at August 31, 2006, $100,000 of the Revolving Facility
               and all of the Term Facility were utilized in Canadian dollars.

               Interest rates on the balance of the bank loans fluctuate with
               Canadian bankers' acceptances and LIBOR. The Company has entered into
               Canadian interest rate swap agreements to fix the interest rate at
               4.13% plus a margin on $400,000 of the Term Facility for the full term of the facility.

               These transactions resulted in the Company recording a $131,951 debt refinancing loss in the second quarter of fiscal 2006. The components of this loss include mark-to-market payments on the cross-currency agreement termination, consent and tender premiums, the write-off of deferred financing charges, and underwriting and other fees.

           6.  DEFERRED CREDITS
                                                                  As at       As at
                                                              August 31,  August 31,
                                                                   2006        2005
               ---------------------------------------------------------------------
               Public benefits associated with acquisitions      11,615      21,209
               Cross-currency agreements translated into
                Canadian dollars at the current rate (note 4)         -     158,838
               Unearned revenue from distribution and
                licensing of film rights                         11,415      12,320
               Other                                              5,661       3,422
               ---------------------------------------------------------------------
                                                                 28,691     195,789
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

           7.  SHARE CAPITAL

               Authorized

               The Company is authorized to issue, upon approval of holders of no less than two-third of the existing Class A shares, an unlimited number of Class A participating shares ("Class A Voting Shares"), as well as an unlimited number of Class B non-voting participating shares ("Class B Non-Voting Shares"), Class A Preferred Shares, and
               Class 1 and Class 2 preferred shares.

               Issued and Outstanding
               The changes in the Class A Voting and Class B Non-Voting Shares since
               August 31, 2005 are summarized as follows:

                                 Class A                Class B
                               Voting Shares        Non-Voting Shares        Total
                          ---------------------- -----------------------
                             No.            $        No.           $           $
           -------------------------------------------------------------------------
           Balance,
            August 31,
            2005          1,724,929      26,715  41,078,119     859,196     885,911
           Conversion of
            Class A Voting
            Shares to
            Class B Non-
            Voting Shares    (1,000)        (15)      1,000          15           -
           Issuance of
            shares under
            Stock Option
            Plan                  -           -     237,110       6,109       6,109
           Shares
            repurchased           -           -  (1,034,700)    (21,687)    (21,687)
           Repayment of
           executive stock
            purchase loans        -           -           -         230         230
           -------------------------------------------------------------------------
           Balance,
            August 31,
            2006          1,723,929      26,700  40,281,529     843,863     870,563
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

               Stock Option Plan

               Under the Company's Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the plan is 4,084,642.
               All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company's stock on the date of the grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

               During fiscal 2006, the Company granted 272,000 stock options with a weighted average exercise price of $32.39 per share and a term of seven and a half years. The weighted average fair value of the stock options granted in fiscal 2006 was $11.16 per option.

               As at August 31, 2006, the Company has outstanding stock options for
               3,429,642 Class B Non-Voting Shares, of which 2,652,945 are exercisable.

               The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

                                                                 Fiscal      Fiscal
                                                                   2006        2005
               ---------------------------------------------------------------------
               Expected life                                 Five years  Five years
               Risk-free interest rate                            3.73%       4.31%
               Dividend yield                                     0.31%       0.21%
               Volatility                                        33.33%      35.98%
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. The Company has recorded stock-based compensation expense for the three- and twelve-
               month periods of $734 and $2,915, respectively (2005 - $559 and
               $2,271). This charge has been credited to contributed surplus.

               For options granted to employees up to August 31, 2003, had compensation costs for the Company's Stock Option Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated
               below:

                                            Three months ended   Twelve months ended
                                                 August 31,            August 31,
                                              2006       2005       2006       2005
               ---------------------------------------------------------------------
               Net income                   46,642      9,662     35,471     71,114
               Pro forma net income         46,459      9,418     34,284     69,598
               Pro forma basic earnings
                per share                     1.11       0.22       0.81       1.63
               Pro forma diluted earnings
                per share                     1.08       0.22       0.79       1.62
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Long-term Incentive Plan

               In fiscal 2006, the Company implemented a new long-term incentive plan for senior management based on shareholder appreciation targets.
               The Company has recorded stock-based compensation expense for both the three- and twelve-month periods of $533 (2005 - nil). This charge has been credited to contributed surplus.

               Normal Course Issuer Bid

               On December 15, 2005, the Company announced its intention to make a normal course issuer bid for its Class B Non-Voting Shares through the facilities of the Toronto Stock Exchange. The Company intends to purchase for cancellation a maximum of 3,000,000 Class B Non-Voting
               Shares.

               During the twelve months ended August 31, 2006, the Company repurchased and cancelled 1,034,700 Class B Non-Voting Shares for a total cash consideration of $36,789. This cash consideration exceeded the carrying value of the shares repurchased by $15,102, which amount was charged to retained earnings.

           8.  INCOME TAXES

               Significant components of the income tax expense attributable to operations are as follows:

                                                                    2006       2005
               ---------------------------------------------------------------------
               Current tax expense                                38,227     34,209
               Future tax expense (recovery) relating to
                origination and reversal of temporary
                differences                                      (12,978)     2,559
               Future tax expense (recovery) resulting from
                utilization (recognition) of losses              (24,552)     9,035
               Future tax expense (recovery) resulting from
                tax rate changes                                 (11,835)       254
               Recovery of various future tax liabilities        (25,187)         -
               Other                                                 320     (3,247)
               ---------------------------------------------------------------------
               Income tax expense (recovery)                     (36,005)    42,810
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Included in income tax recovery for the fourth quarter and year is a change in long-term future tax rates resulting in a recovery of
               $11,835 and a recovery of $25,187 relating to future tax liabilities that are deemed in the current period to be no longer required as the result of various tax planning strategies.

           9.  BUSINESS SEGMENT INFORMATION

               The Company's business activities are conducted through three reportable operating segments:

               Radio

               The Radio segment comprises 51 radio stations, situated primarily in high-growth urban centres in Canada. Revenues are derived from advertising broadcast over these stations.

               Television

               The Television segment includes interests in several specialty television networks, pay television, conventional television stations, a digital music service and cable advertising services.
               Revenues are generated from subscriber fees and advertising.

               Content

               The Content segment includes the production and distribution of television programs and the sale and licensing of related products.
               Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

               The accounting policies of the segments are the same as those described in the summary of significant accounting policies.
               Management evaluates each business segment's performance based on revenues less direct cost of sales, general and administrative expenses. Transactions between reporting segments are recorded at fair value.

               (a) Revenues and segment profit

           Three months ended August 31, 2006
                                          Tele-             Cor-    Elimi-  Consoli-
                                Radio    vision  Content   porate  nations   dated
           -------------------------------------------------------------------------
           Revenue              66,287   94,650   26,769        -   (2,727) 184,979
           Direct cost of
            sales, general
            and administrative
            expenses            50,443   60,509   24,132    7,851   (2,471) 140,464
           -------------------------------------------------------------------------
           Segment profit       15,844   34,141    2,637   (7,851)    (256)  44,515
           Depreciation          1,734    1,938      977      920        -    5,569
           Amortization              -      266        -      300        -      566
           Interest on
            long-term debt           -        -        -    8,524        -    8,524
           Other expense
            (income), net           70      544    6,769      891        -    8,274
           -------------------------------------------------------------------------
           Income (loss)
            before income
            taxes and non-
            controlling
            interest            14,040   31,393   (5,109) (18,486)    (256)  21,582
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Three months ended August 31, 2005
                                          Tele-             Cor-    Elimi-  Consoli-
                                Radio    vision  Content   porate  nations   dated
           -------------------------------------------------------------------------
           Revenue              65,270   83,449   27,950        -   (1,390) 175,279
           Direct cost of
            sales, general
            and administrative
            expenses            49,487   52,693   26,178    5,972   (1,622) 132,708
           -------------------------------------------------------------------------
           Segment profit       15,783   30,756    1,772   (5,972)     232   42,571
           Depreciation          1,825    2,307      838      912        -    5,882
           Amortization              -      465        -      664        -    1,129
           Interest on
            long-term debt           -        -        -   14,285        -   14,285
           Other expense
            (income), net        7,882       40   (3,763)   1,136        -    5,295
           -------------------------------------------------------------------------
           Income (loss)
            before income
            taxes and non-
            controlling
            interest             6,076   27,944    4,697  (22,969)     232   15,980
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Twelve months ended August 31, 2006
                                          Tele-             Cor-    Elimi-  Consoli-
                                Radio    vision  Content   porate  nations   dated
           -------------------------------------------------------------------------
           Revenue             268,367  393,349   72,125        -   (7,571) 726,270
           Direct cost of
            sales, general
            and administrative
            expenses           200,015  229,109   66,572   23,998   (7,543) 512,151
           -------------------------------------------------------------------------
           Segment profit       68,352  164,240    5,553  (23,998)     (28) 214,119
           Depreciation          6,899    7,427    3,215    3,761        -   21,302
           Amortization              -    1,065        -    1,807        -    2,872
           Interest on
            long-term debt           -        -        -   43,105        -   43,105
           Debt restructuring
            loss                     -        -        -  131,951        -  131,951
           Other expense
            (income), net        4,000      901    6,468      298        -   11,667
           -------------------------------------------------------------------------
           Income (loss)
            before income
            taxes and non-
            controlling
            interest            57,453  154,847   (4,130) (204,920)    (28)   3,222
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Twelve months ended August 31, 2005
                                          Tele-             Cor-    Elimi-  Consoli-
                                Radio    vision  Content   porate  nations   dated
           -------------------------------------------------------------------------
           Revenue            252,685   354,201   82,318        -   (6,135) 683,069
           Direct cost of
            sales, general
            and administrative
            expenses          183,680   213,419   78,750   18,611   (6,702) 487,758
           -------------------------------------------------------------------------
           Segment profit      69,005   140,782    3,568  (18,611)     567  195,311
           Depreciation         6,979     9,060    3,926    3,745        -   23,710
           Amortization             -     1,859        -    2,718        -    4,577
           Interest on
            long-term debt          -         -        -   55,561        -   55,561
           Other expense
            (income), net       7,982       312   (3,641) (10,147)       -   (5,494)
           -------------------------------------------------------------------------
           Income (loss)
            before income
            taxes and non-
            controlling
            interest           54,044   129,551    3,283  (70,488)     567  116,957
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

               The Corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

           (b) Segment assets
                                                                  As at       As at
                                                              August 31,  August 31,
                                                                   2006        2005
               ---------------------------------------------------------------------
               Radio                                            706,007     713,427
               Television                                       916,065     878,323
               Content                                          127,999     145,947
               Corporate                                         94,836     191,963
               Eliminations                                      (2,698)     (1,296)
               ---------------------------------------------------------------------
                                                              1,842,209   1,928,364
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Assets are located primarily within Canada.

           10. FINANCIAL INSTRUMENTS

               Fair values

               The fair values of long-term debt and derivative financial instruments have been determined as follows:

               Long-term debt

               The carrying value of the Company's bank loans approximates their fair value because interest charges under the terms of the bank loans are based on current Canadian bankers' acceptance and LIBOR rates.

               Derivative financial instruments

               The estimated fair values of these agreements are as follows:

                                             August 31, 2006       August 31, 2005
                                          --------------------  --------------------
                                          Carrying  Estimated   Carrying  Estimated
                                            value   fair value    value   fair value
               ---------------------------------------------------------------------

               Cross-currency agreements         -          -   (158,838) (242,005)
               Interest rate swap agreements     -      1,325          -         -
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

           11. EARNINGS PER SHARE

               The following is a reconciliation of the numerator and denominators
               (in thousands) used for the computation of the basic and diluted earnings per share amounts:

                                            Three months ended   Twelve months ended
                                                 August 31,            August 31,
                                              2006       2005       2006       2005
               ---------------------------------------------------------------------
               Net income for the
                period (numerator)          46,642      9,662     35,471     71,114
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Weighted average number
                of shares outstanding
                (denominator)
               Weighted average number
                of shares outstanding -
                basic                       41,961     42,793     42,461     42,761
               Effect of dilutive
                securities                     940        619        786        334
               ---------------------------------------------------------------------
               Weighted average number
                of shares outstanding -
                diluted                     42,901     43,412     43,247     43,095
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

           12. CONSOLIDATED STATEMENTS OF CASH FLOWS

               Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

                                            Three months ended   Twelve months ended
                                                 August 31,            August 31,
                                              2006       2005       2006       2005
               ---------------------------------------------------------------------
               Interest paid                 8,360         37     61,025     53,855
               Interest received               376      1,085      2,643      2,995
               Income taxes paid            12,451      6,904     38,218     36,279
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

           13. FOREIGN EXCHANGE GAINS AND LOSSES

               The Company has reflected certain gains and losses in its
               consolidated statements of income (loss) and retained earnings as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relates to operating activities while other portions are of a financing nature. Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

                                            Three months ended   Twelve months ended
                                                 August 31,            August 31,
                                              2006       2005       2006       2005
               ---------------------------------------------------------------------
               Direct cost of sales,
                general and administrative
                expenses                       212       (179)      (511)      (829)
               Other income, net               185        815        487     (3,338)
               ---------------------------------------------------------------------
               Total foreign exchange loss
                (gains)                        397        636        (24)    (4,167)
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               An analysis of the cumulative translation adjustment shown separately in shareholders' equity is as follows:

               ---------------------------------------------------------------------
               Balance, August 31, 2005                                     (10,009)
               Effect of exchange rate fluctuation on translation
                of net assets of self-sustaining foreign operations          (1,519)
               ---------------------------------------------------------------------
               Balance, August 31, 2006                                     (11,528)
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

           14. SUBSEQUENT EVENTS

               On July 13, 2006 Corus and Astral Media announced that they had reached an agreement to purchase the remaining 20% of TELETOON network from Cookie Jar Entertainment. The deal, which received
               Canadian Radio-television and Telecommunications Commission ("CRTC")
               approval on August 28, 2006, will give both Corus and Astral Media a
               50% ownership in the network. The purchase price for Cookie Jar
               Entertainment's 20% stake is approximately $96,000. The transaction was completed subsequent to the end of fiscal 2006.

               On September 12, 2006 the Company announced a new organizational structure for its Television and Content divisions, including relocating the Movie Central operation from Edmonton to Toronto.
               These changes will result in severance and other restructuring expenses of approximately $5,000 to be recorded in the first quarter of fiscal 2007.

               On October 2, 2006 the Company announced that it has reached an agreement to buy two radio stations from CanWest MediaWorks. The transaction is subject to approval by the CRTC and the acquisition price for the two stations is approximately $15,000.

           15. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

               Certain comparative consolidated amounts have been reclassified from those previously presented to conform to the presentation of the fiscal 2006 consolidated financial statements.
           >>

           %SEDAR: 00013131EF          %CIK: 0001100868

           /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
           (CJR.B. CJR)

CO:  Corus Entertainment Inc.

CNW 10:45e 26-OCT-06